ISSUED ON BEHALF OF RELX PLC AND RELX NV

15 February 2018

RELX Group Announces Audit Committee Chairman Appointment 2018

Director Declaration

RELX Group today announces a change of Chairman of the Audit Committees of RELX PLC, RELX NV and RELX Group plc (the “Audit Committees”).

Adrian Hennah will be appointed as Chairman of the Audit Committees with effect from the conclusion of the Annual General Meeting of RELX PLC to be held on 19 April 2018, subject to his re-election as a Director at that meeting and the 2018 Annual General Meeting of RELX NV.

Upon the appointment of Adrian Hennah, and following almost nine years of service as Chairman of the Audit Committees, Ben van der Veer will step down from the role, but will continue as a Non-Executive Director and a member of the Audit Committees.